                              SUPPLEMENT NO. 1 TO
                          OFFER TO PURCHASE FOR CASH
                    Up to 1,800,000 Shares of Common Stock,
                                 No Par Value

                                      of

                         HOOKER FURNITURE CORPORATION

                                      at

                     A Purchase Price of $12.50 Per Share

                                    by the

                         Hooker Furniture Corporation
                      Employee Stock Ownership Plan Trust


     THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
                       AT 5:00 P.M., NEW YORK CITY TIME,
      ON FRIDAY, SEPTEMBER 8, 2000, UNLESS THE TENDER OFFER IS EXTENDED.


   You should read this supplement carefully in conjunction with the offer to purchase, the letter of transmittal and the related documents previously sent to you before deciding whether to tender your shares.

   To the Shareholders of Hooker Furniture Corporation:

   The Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") has previously forwarded to you its offer to purchase up to 1,800,000 shares of Hooker's common stock, no par value per share, at a price of $12.50 per share, net to you in cash, without interest.

   The terms and conditions previously set forth in the offer to purchase and related letter of transmittal remain applicable in all respects to the offer, except as amended by this supplement. The offer should be read in conjunction with this supplement in considering your decision. Unless otherwise specifically noted, all defined terms in this supplement shall have the respective meanings assigned to them in the offer to purchase.

   1. The section in the Summary Term Sheet entitled "What will the purchase price for the shares be?" is amended in its entirety to read as follows:

  "What will the purchase price for the shares be?

     The ESOP Trust will purchase the shares at a price of $12.50 per share. See Section 1 "Number of Shares; Proration". The purchase price of $12.50 per share is greater than recent sales prices for the shares as reported to the NASD by its member firms (see Section 7 "Price Range of Shares; Dividends") but is less than the $13.35 net book value per share of the shares as of May 31, 2000 (see Section 9 "Certain Information Concerning Hooker and the ESOP Trust--Selected Historical Financial Data and Pro Forma Financial Data for Hooker").

   2. The section in the Summary Term Sheet entitled "How many shares will the ESOP Trust purchase?" is amended in its entirety to read as follows:

  "How many shares will the ESOP Trust purchase?

     The ESOP Trust will purchase up to 1,800,000 shares. It is a condition of the tender offer that there be properly tendered and not properly withdrawn before the expiration of the tender offer that number of shares which when combined with shares already owned by the ESOP Trust would result in the ESOP Trust owning at least 30% of the shares of Hooker common stock issued and outstanding on the date of purchase. See Section 6 "Conditions of the Tender Offer". As of the date of this offer to purchase, the ESOP Trust would need to purchase 1,720,920 shares in the tender offer to satisfy this condition. If more than 1,800,000 shares are properly tendered and not properly withdrawn before the expiration date, the

                The date of this supplement is August 24, 2000.
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  ESOP Trust will purchase all shares properly tendered and not properly withdrawn before the expiration
  date on a pro rata basis (according to the number of shares tendered). The ESOP Trust also expressly reserves the right to purchase additional shares. See Section 1 "Number of Shares; Proration".

   3. Section 6 of the offer to purchase, entitled "Conditions of the Tender Offer", is amended as follows:

     (a) The first paragraph is amended in its entirety to read as follows:

       "Notwithstanding any other provision of the tender offer, the ESOP Trust will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered if at any time on or after August 9, 2000 and before the expiration date any of the following events shall have occurred (or shall have been determined by the ESOP Trust to have occurred) that, in the ESOP Trust's reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by the ESOP Trust), makes it inadvisable to proceed with the tender offer or with acceptance for payment:"

     (b) The last paragraph is amended in its entirety to read as follows:

       "The foregoing conditions are for the sole benefit of the ESOP Trust and may be asserted by the ESOP Trust regardless of the circumstances (including any action or inaction by the ESOP Trust) giving rise to any such condition, and, except for conditions set forth in paragraphs (a) and (b) above, may be waived by the ESOP Trust, in whole or in part, at any time and from time to time in its sole discretion. The ESOP Trust's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time; provided, that all such conditions shall have been either satisfied or waived before the expiration date. Any determination or judgment by the ESOP Trust concerning the events described above will be final and binding on all parties."

   The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

                     The depositary for the tender offer is:

                           First Union National Bank

                By mail:                      By hand/overnight delivery:


       First Union National Bank               First Union National Bank
      1525 West W.T. Harris Blvd.             1525 West W.T. Harris Blvd.
          Charlotte, NC 28288                     Charlotte, NC 28262
    Attn: Corporate Actions NC-1153         Attn: Corporate Actions NC-1153

                                 (800) 829-8432

   Any questions or requests for assistance may be directed to the information agent at its telephone number and address set forth below. Requests for additional copies of this supplement, the offer to purchase, the related letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

                 The information agent for the tender offer is:

                    Corporate Investor Communications, Inc.
                               111 Commerce Road
                            Carlstadt, NJ 07072-2856
                         Call Toll Free (888) 512-3273

             Banks and brokerage firms please call: (201) 896-1900